Exhibit 99.2

May 28, 2024

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission of New Brunswick

Office of the Superintendent of Securities of Newfoundland and Labrador

Office of the Superintendent Securities of Prince Edward Island

Office of the Superintendent of Securities of Northwest Territories

Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated May 28, 2024 (the “Prospectus Supplement”) of Gold Royalty Corp. (the “Corporation”) to the short form base shelf prospectus of the Corporation dated July 15, 2022 (the “Base Shelf” and, together with the Prospectus Supplement, the “Prospectus”)

We hereby consent to the use of our firm name on the covering page of the Prospectus Supplement and under the headings “Eligibility for Investment” and “Legal Matters” in the Prospectus Supplement and we also consent to the use of our firm name and references to our opinions under the heading “Eligibility for Investment” in the Prospectus Supplement.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion or that are within our knowledge as a result of the services we performed in connection with such opinion.

Yours truly,

SANGRA MOLLER LLP

(signed) “Sangra Moller LLP”